(Letterhead of Cahill Gordon & Reindel LLP)

(212) 701-3412

June 22, 2006
Michael Pressman, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: XL Capital Ltd
       Schedule TO
       Filed June 6, 2006
       File No. 005-45271

Dear Mr. Pressman:

Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter dated June 16, 2006 relating to the Schedule TO (the “Schedule TO”) and related employee offer (the “Offer”) filed June 6, 2006 by XL Capital Ltd (the “Company”), as well as the Company’s responses thereto.

The Company has authorized us to make the following statements on its behalf:

As discussed with you, after confirmation with you on approach to certain of the comments, the Company will file, for your further review, an amendment to the Schedule TO containing the agreed modifications.

Background

Before addressing the individual questions of the Staff, the Company would like to note for the Staff certain background information relating to the Offer.

Security Capital Assurance Ltd (“SCA”) is today a wholly-owned subsidiary of the Company, and, as such, the employees of SCA historically received options and restricted shares of the Company as part of their employee compensation. In order to offer employees the opportunity to more closely align their future compensation with SCA, the Company determined to make available to SCA employees (69 total) the opportunity to substitute a compensatory cash bonus payment for the existing options and unvested restricted shares that they currently hold in the Company. The Offer was the mechanism utilized to provide the employees with that opportunity, principally because the Company (i) wanted a consensual mechanism giving employees the choice to either retain the options and restricted shares or receive, in replacement thereof, the cash bonus and (ii) upon our advice, could not conclude with absolute certainty that the Offer as it pertained to the options would not be a tender offer. In structuring the Offer, the Company (and its counsel, Cahill Gordon & Reindel llp) have been of the view (and, after reviewing the comments of the Staff, respectfully continue to be of the view) that the cash consideration being offered is not a security and that the Offer with respect to the restricted shares (totaling less than 0.1% of the Company’s outstanding ordinary shares) fits the public policy objectives underlying the March 21, 2001 Global Exemption Order and, in any event, ought not be viewed as a tender offer for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We note, as the Schedule TO discloses, that the options are significantly “out of the money.” We finally note that the Offer is being conducted solely for compensatory purposes with employees receiving a fixed minimum amount of cash with the right to receive up to a maximum amount of cash if, in the judgment of the Board of Directors of SCA, performance as to which the employees directly contribute so warrants.

Immediately below each comment is the response of the Company with respect thereto. Responses to each comment follow:

General

1.
It appears that you are offering a security of SCA as defined in Section 2(a)(1) of the Securities Act. Please provide an analysis explaining what exemption from registration you are relying on for the issuance of the LTIP Award.

Response: In structuring the Offer, the Company considered whether or not the Offer (i) would involve the issuance of a security under the Securities Act of 1933, as amended (the “Act”) and (ii) if so, would thereby require registration. Upon our advice, the Company concluded that the cash compensation award to employees of SCA constituting the LTIP award did not constitute a security under the Act and, in any event, did not require registration thereunder.

This conclusion is supported by precedent concerning the definition of a security under Section 2(a)(1) of the Act, Rule 701 under the Act, no action letters issued in various contexts over time discussing the definition of a security and, recently, no action letters relating to compensation restructurings, including the Staff’s grant of enforcement relief to Martha Stewart Living Omnimedia, Inc. (“Martha Stewart”). See Martha Stewart Living Omnimedia, Inc., SEC No Action Letter (Available November 7, 2003) (the “Martha Stewart Letter”).

•	Definition of a security under the Securities Act.

The definition of the term “security” under the 1933 Act, as set forth in Section 2(a)(1) of the Securities Act, provides that “unless the context otherwise requires,” a security is:

“any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘security’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing”.

This definition would appear to have no applicability to the LTIP Award. The LTIP Award amounts to a non-transferable contractual right (available only to certain of the Company’s employees) to a single lump sum cash compensation payment. This contractual right has a fixed floor or a minimum amount with no risk capital, as well as a fixed maximum amount, with the resulting payment above that minimum to be determined by SCA’s Board of Directors, based upon performance of SCA as to which these employees directly contribute. The amount will be paid no later than March 15, 2009 and is contingent only upon the employee continuing employment through the December 31, 2008 vesting date. Based on our review of the LTIP Award, we have concluded that it is a right to a cash payment and should not be construed as a security.

We note that in determining whether an arrangement falls within the definition of a security, “[e]ach transaction must be analyzed and evaluated on the basis of the content of the instruments in question, the purposes intended to be served and the factual setting as a whole.” Marine Bank v. Weaver, 455 U.S. 551, 561 n.11. (1982). With the LTIP Award, there is no “instrument” within the common meaning of the term, the clear purpose is to adjust the compensation of employees in a specific business unit and the factual setting is not one where a company or offeror is seeking either to obtain capital or to acquire any kind of control of an enterprise.

In explaining the essential attributes of an investment contract and by extension any security, the Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), stated that an investment contract is a scheme which “involves an investment of money in a common enterprise with profits to come solely from the efforts of others.” Howey at 301. The Supreme Court has further stated in explaining the Howey analysis that the “touchstone is the presence of an investment in a common venture premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others.” United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 852 (1975). The LTIP Award is not an investment contract. With approximately 160 employees generating over $190 million in revenues in 2005, averaging almost $1.2 million per employee, these employees’ own efforts will determine the amount of any incremental payment over the minimum. Eligible employees in the Offer are generally in managerial, supervisory or other insurance professional positions, so their efforts are even more directly related to driving the business’ performance. That focus is part of the reason why it makes sense from a compensation perspective for the Company to offer these employees the opportunity to substitute cash compensation incentives linked to SCA.

Expectation of profits is another prong of the Howey analysis. “By “profits”, the Court has meant either capital appreciation resulting from the development of the initial investment ... or a participation in earnings from the use of investors’ funds ... In such cases the investor is ‘attracted solely by the prospects of a return’ on his investment.” Forman at 852 (citing Howey at 300). With the cash LTIP Award, SCA is not seeking to use the “funds” of the eligible employees to generate profits or to develop an investment by the employees. On the contrary, SCA is compensating employees, on an incentive basis for the continued employment through December 31, 2008 of those eligible employees who choose to accept the Offer.

The total cash payment that will be paid on the LTIP Award payment date may not be appropriately characterized as “profits” because the amount of the cash payment would not involve a sharing or division of SCA’s earnings for the period from the LTIP Award date to December 31, 2008. The amount of the cash payment has a minimum level (75% of the target), that may or may not be increased, based upon a compensation-based determination of SCA’s Board of Directors, taking into account performance factors that are impacted by the employees’ efforts, including SCA’s Operating Income and Growth in Adjusted Book Value. Should an employee’s cash payment be eligible for increase, the size of the adjustment to the LTIP Award recipient’s cash payment would be measured as a percentage of the target amount associated with such recipient’s LTIP Award and not as a percentage of SCA’s profits. The amount is not tied, directly or indirectly, to the share price of SCA’s common stock.

We note also that an LTIP Award does not represent an ownership or equity interest in SCA or any other company. The recipients of the LTIP Awards will have the right to receive a single lump sum cash payment on a certain date and will have no other claims on or powers over SCA or any other company. The LTIP Awards will not be transferable or assignable, except in the case of death (when, for example, a pro rated payment representing time employed will be made to the employee’s estate — showing again that the employee’s continued efforts are for what he or she is being compensated). The recipients of the LTIP Awards will not have voting rights or dividend rights and will not receive a stated rate of interest or return.

•	Previous No Action Positions of the SEC.

o	The Martha Stewart Letter.

We respectfully believe that the circumstances in the LTIP Award are analogous to those of the tender offer conducted for compensatory purposes by Martha Stewart for which the staff granted enforcement relief in the Martha Stewart Letter. Pursuant to the terms of the offer as they are described in the Martha Stewart Letter, any eligible employee whose eligible options were accepted for exchange received a contractual right to receive a specified cash payment at a later date (the “Special Bonus Right”). This Special Bonus Right was conditioned solely upon the employee remaining continuously employed by Martha Stewart through the later date on which the cash payment was to be made.

The LTIP Award has been structured along the lines of the Martha Stewart Special Bonus Right in reliance upon the enforcement relief afforded in the Martha Stewart Letter. As in Martha Stewart, the LTIP Award is a contractual right to receive a cash payment at a later date, in our case a date no later than March 15, 2009, subject to the sole condition that the employee recipient remains employed through a vesting date, in our case through December 31, 2008. The Martha Stewart offer targeted a subgroup of employees in an effort to rationalize compensation. Similarly, the Company is offering a targeted subgroup of employees with the intent of rationalizing compensation to the new corporate structure.

Because of the similarities between the cash LTIP Award and the Martha Stewart Special Bonus Right, it is our respectful opinion and request that the relief granted in the Martha Stewart Letter be applied as well to the Offer and the LTIP Award.

o	The Eastern Airlines Letter.

To the extent that Martha Stewart can be distinguished because it involved a fixed payment and this cash LTIP Award includes not only the fixed minimum cash payment, but the potential for a variable additional cash bonus amount, we respectfully call your attention to the Eastern Air Lines, Incorporated (“Eastern Air Lines”) SEC no action letter (Available October 20, 1976) (the “Eastern Air Lines Letter”), which considered variability in a cash bonus program and did not require registration under the Securities Act. The Eastern Air Lines program provided for annual cash bonuses based upon that company’s profit performance above a specified minimum. Employees’ pay (their “Base Salary”) was to be at 96.5% of their “Salary of Record.” The maximum payable was to be 103.5% of their Salary of Record. The “Target Amount” of the LTIP Award is analogous to the Eastern Air Lines Salary of Record, with higher or lower payments tied to performance. We respectfully submit that, as in the case of Eastern Air Lines, the fact the LTIP Award includes a variable additional cash bonus feature should not compel registration.

o	The Quanex Corporation Letter.

While we respectfully do not believe that the Quanex Corporation (“Quanex”) SEC No Action Letter (Available July 28, 1989) (the “Quanex Letter”) is on point, at least insofar as the transaction had a different structure and a non-employment compensation purpose, we submit that two principal analyses in that letter reaching the conclusion that the cash payment described therein was not a security support our view:

First, as in Quanex, the right to receive the additional cash amount in excess of the minimum amount does not constitute a “sale.” In Quanex, the receipt of that right as part of the merger consideration did not involve a separate sale, but was simply a right for additional contingent consideration. The variable feature of the LTIP Award can be viewed in this alternative way (i.e., as contingent consideration instead of an employment-related cash bonus), and employees would receive the incremental contingent cash payment as part of the payment for the tendered securities. As in Quanex, there is no additional investment required to receive that incremental amount and no new consideration is being given by them. Employees who decide to participate in the Offer do not have the option to forego the incremental payment in lieu of another form of consideration.

Second, as in Quanex, please note that the right to the cash LTIP Award payment is not assignable or transferable except by intestacy; the right to the cash payment is not transferable or evidenced by a certificate or other instrument; does not pay dividends nor bear any stated rate of interest; has no voting rights; and will represent only the right to receive additional cash consideration under certain defined circumstances.

o	The Northwestern Mutual Letter.

Finally, we call your attention to the Northwestern Mutual Life Insurance Company (“Northwestern Mutual”) SEC No Action Letter (Available March 3, 1983). While that transaction had a different structure and purpose, we submit that one of the key factors in that letter is on point. In Northwestern Mutual, the Staff reached the conclusion that a contingent earn-out payment that was payment, in part, for stock of a target company did not have to be registered under the Act, even though the contingent earn-out payment was to be based on an amount equal to 75% of the consolidated net after tax income of the target company. In its analysis, the Staff stated that one of the key factors underlying its analysis was because:

... most holders of the earn out right will be employees of Regis (the target company) and many can be expected to remain with the acquired business and contribute their efforts directly toward its profitability, upon which the earn out right will be based.

We believe that the same analysis should apply to the cash LTIP Award, as the expectation is that the contributions of employee recipients of the LTIP Award will determine the amount (if any) of the additional cash amount above the minimum.

o	Rule 701 Under the Act

Finally, we note that even if the cash LTIP Award were viewed to be a security, Rule 701 under the Act provides an exemption from the registration requirements of Section 5 that would be available in this context, since the Offer has been made prior to the effectiveness of SCA’s registration statement. See Rule 701(b)(2).

o	Additional disclosure.

Please note, however, that in order to address potential disclosure concerns that may underlie some of the comments of the Staff, the Company will be making the following changes in a revised Schedule TO:

1. The description of consideration to be received will be revised to reflect more clearly that the minimum amount is a sum certain that employees who accept the Offer will receive (if they remain employed) and that additional amounts above the minimum will be determined as an employee compensation matter by the Board of Directors of SCA, who may take into account operating metrics in making that determination. Please note that these operating metrics are expected to be utilized by SCA in awarding cash bonuses to employees.

2. The amended Schedule TO will include, as an attachment to it, the preliminary prospectus of SCA (once that has been printed) to be made available to prospective purchasers of the common shares of SCA, which prospectus will include all disclosures required by the Act, including SCA financial statements.

3. The amended Schedule TO will include summary financial information of the Company and, by incorporation by reference, the financial statements of the Company.

Based upon the above, and, in particular the fact that the Staff has not viewed the protection provided by the registration requirements of the Act as applicable to cash compensatory payments to employees in similar contexts and Rule 701, the Company respectfully requests that the above modifications be accepted as addressing the concerns and policies under comment 1.

2.	Please identify SCA as a bidder on your Schedule TO and provide the required disclosures.

Response: We respectfully have determined that SCA is not a bidder in this transaction. XL Capital, as the sole bidder for the restricted stock and options during the period of its sole control of SCA, will be procuring and causing SCA, its wholly-owned subsidiary, to provide the LTIP Award. Because SCA is not itself offering to exchange the cash LTIP Award for options and restricted stock of certain employees, but rather the Company is offering to exchange certain options and restricted stock for causing its subsidiary to become contractually obligated to fund the LTIP Award (nor will SCA have any role in accepting any tendered eligible securities, which are being delivered directly to the Company), SCA should not be construed as a bidder in the Offer.

3.
If you believe that SCA should be added as an issuer, instead of a third party, please provide an analysis supporting your conclusion that SCA is, or will be, an “affiliate” of XL for purposes of Rule 13e-4(a)(2). In that regard, we note that it is a waiveable condition of the offer that the SCO IPO has occurred. It appears, therefore, that at the time of closing, SCA will not be an “affiliate” eligible to file on Schedule 13e-4.

Response: As we have determined that the LTIP Award is not a security, SCA should not be considered an issuer. Please see our analysis in response to Comment 1, above. In addition, as noted by telephone, the condition currently requiring consummation of the SCA IPO will be modified to only require pricing of the SCA IPO. Therefore, SCA will remain a wholly-owned subsidiary of the Company for the duration of this transaction.

4.	Provide us with an analysis as to why the offer of the LTIP Award should not be integrated with SCA’s registered public offering.

Response: As we have determined that the LTIP Award is not a security, integration concerns should not apply. We also note that under paragraph (f) of Rule 701, offers and sales exempt under Rule 701 are not subject to integration with any other offers or sales. In this context, since the Offer has been made prior to the effectiveness of SCA’s registration statement, Rule 701(b)(2) would provide an exemption from the registration requirements of Section 5. Please also see our analysis in response to Comment 1, above. For the convenience of the Staff, we have included a further analysis of the integration question on Annex I hereto.

5.
As you are aware, the global exemptive order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that order, since you are limiting participation in this exchange offer to a defined class of employee security holders. Please provide an analysis supplementally as to why you believe your offer conforms to the conditions applicable for reliance on the global exemptive order. If you are not attempting to rely upon the global exemptive order, please provide us with a legal analysis explaining why you believe your offer is consistent with Rule 13e-4(f)(8).

In that regard, we note that the offer is limited to a select group of holders and that holder may receive consideration to be received by holders will vary.

Response: We believe the policies underlying the March 21, 2003 Global Exemptive Order should apply to both the eligible options and, in this case, the unvested restricted stock (assuming that the Offer for the restricted stock constitutes a tender offer under the applicable provisions of the Exchange Act — see the further responsive discussion under the “Supplemental ‘tender offer’ discussion” bullet point, below). The purpose of the Offer is purely compensatory, as in the option repricings underlying the Global Exemptive Order. In dealing with compensating employees in the business unit subject to the initial public offering, the Company is solely addressing compensation matters. The subject employees possess vested and unvested compensatory options that are primarily out-of-the-money and unvested compensatory restricted stock.

As set forth in the Global Exemptive Order, the conditions for exemptive relief are (1) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the exchange offer will be issued under such an employee benefit plan; (2) the exchange offer is conducted for compensatory purposes; (3) the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and (4) except as exempted in the order, the issuer complies with Rule 13e-4.

•	The Company is eligible to use Form S-8, the options and restricted stock subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act.

An issuer may use Form S-8 if, immediately prior to the time of filing a registration statement on Form S-8, the issuer is subject to the requirement to file reports pursuant to Section 13 (15 U.S.C. 78m) or 15(d) (15 U.S.C. 78o(d)) of the Securities Exchange Act of 1934 (“Exchange Act”); has filed all reports and other materials required to be filed by such requirements during the preceding 12 months (or for such shorter period that the registrant was required to file such reports and materials); is not a shell company and has not been a shell company for at least 60 calendar days previously. Because the Company is required to file reports pursuant to Section 13 of the Exchange Act, has filed all such reports and materials required to be filed in the past 12 months, and is not shell company and has not been a shell company in the past 60 days, the Company is eligible to use form S-8.

The options that are subject of the Offer are options to purchase Class A Ordinary Shares which were granted under the Company’s Amended and Restated 1991 Performance Incentive Program or the Company’s 1999 Performance Incentive Program (together, the “XL Plans”) and which are held by eligible employees. The restricted stock that is a subject of the Offer consists of unvested Class A Ordinary Shares of the Company which were granted under the XL Plans. The XL Plans are employee benefit plans as such term is defined under Rule 405 of the Securities Act. The Company acknowledges that the restricted stock that is a target of the Offer are not options. However, the compensatory restricted stock that is eligible to participate in the Offering is limited to unvested compensatory restricted stock that is not transferable by the holders.

Finally, although we have determined that the LTIP Award is not a security, we note that the LTIP Award will be provided under an employee benefit plan of SCA.

•	The Offer is conducted for compensatory purposes.

The Offer is conducted for the compensatory purposes of providing further incentives to employees to remain employed with SCA and more directly rewarding SCA employees for their contributions to SCA, rather than have them continue to hold compensatory equity awards of the Company, the value of which would be minimally affected by the efforts of the SCA Employees. To the extent that employees may desire relief from having “out-of-the-money” options, they can obtain the increased certainty of the cash payment in return for their remaining employed — clearly a compensatory purpose.

•
The Company discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders and holders of unvested restricted stock should consider in deciding whether to accept the offer.

The Company believes that the Offer, as amended as contemplated by this letter, adequately discloses the essential features and significance of the exchange offer, including risks that offerees should consider in deciding whether to accept the Offer. Please see the end of our response to Comment 1 for details.

•	Except as exempted in the Global Exemptive Order, the Company complies with Rule 13e-4.

The Company believes that the Schedule TO, as amended, fully complies with Rule 13e-4 except as exempted by the Global Exemptive Order.

Given that the Global Exemptive Order was intended to eliminate the limitations that the all holders and best price rules place on issuers’ ability to structure exchange offers in a manner consistent with their compensation policies and practices, we respectfully request that the unvested compensatory restricted stock be given corresponding treatment. The Offer, like the option repricings that motivated the Global Exemptive Order, does not present the same concerns caused by discriminatory treatment among security holders that Rules 13e-4(f)(8)(i) and (ii) were intended to address.

•	Supplemental “tender offer” discussion.

As mentioned in the “Background” introduction to our response, we could not conclude with absolute certainty that the Offer as it pertained to the eligible securities would not be a tender offer so, in keeping with the premise that Rule 13e-4 is designed to prevent fraudulent or manipulative practices, the Company opted to comply with the tender offer rules. Nonetheless, we propose that the Offer is not necessarily a “tender offer” under prevailing interpretations.

As discussed below, we believe that the provisions of the SEC’s tender offer rules discussed in this letter should not apply to the Offer based on an analysis of the factors used to define a “tender offer.” The term “tender offer” is not defined in either Rule 13e-4 or the 1934 Act. In Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), aff’d, 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983), the court listed seven elements suggested by the Staff as being characteristic of a “tender offer”:

(1)
Active and widespread solicitation of public security holders. The Offer is only being made to a small group of people (69 total), all of whom are employees of SCA, a wholly-owned subsidiary of the Company.

(2)
Solicitation for a substantial percentage of the outstanding securities. As noted above, the Offer with respect to the unvested restricted stock is being made with respect to less than one-tenth of one percent of the outstanding ordinary shares of the Company.

(3)	An offer to purchase made at a premium over the prevailing market price. The price for the unvested restricted shares subject to the Offer is the closing market price at May 31, 2006.

(4)
An offer containing terms which are firm, rather than negotiable. As the Offer is for compensatory purposes, the fixed terms are appropriately offered to the eligible employees for consistency and good employee relations, not as in a third-party attempt to gain a measure of control of a target company.

(5)
Consummation of the offer being contingent on the tender of a fixed minimum number of shares, often subject to a fixed maximum number of shares to be purchased. The Company is not attempting to obtain any minimum or fixed maximum tender of eligible options or unvested restricted stock in the Offer. The Company will purchase any and all tendered eligible securities.

(6)	An offer being open only for a limited time period. The Offer will have been open at least 20 business days by the time it is consummated.

(7)	Offerees being subjected to pressure to sell. The eligible employees are under no pressure to sell, nor will they be pressured. The eligible employees may freely choose to continue to hold their options and unvested restricted stock subject to the existing compensation arrangements of the Company, and neither the Company nor SCA has made any recommendations with respect thereto.

Because virtually none of these factors apply to the Company under the Offer, we believe that the Offer does not necessarily fall under the tender offer rules. For example, the First Bancshares Letter discussed below had similar elements.

•	The First Bancshares Letter.

We also refer your attention to the September 20, 1979 No Action Letter re First Bancshares of Florida, Inc. (“First Bancshares”), which involved First Bancshares’ plan to repurchase the options of 14 executive employees who were designated to be transferred to a subsidiary of First Bancshares that was expected to be spun off. The consideration for the tendered options was cash. The similarities between the First Bancshares tender offer analysis and our analysis, above, are readily apparent. First Bancshares requested, and received, relief from Rule 13(e) on the belief that the offer did not amount to a tender offer because (1) the offer was to only 14 employees, (2) the tender options represented 0.4% of the outstanding shares of the issuer’s stock, (3) the options were not transferable, (4) the offer was made for employment relationship considerations, (5) the offer was for any and all shares of the eligible employees, (6) the offer was open for a minimum of 15 business days, (7) employees were given ample time to consider the decision to surrender their options for cancellation, and (8) the offer was made pursuant to full and adequate disclosure..

Schedule TO

Item 4

6.
Item 4 of Schedule TO and Item 1004(a)(2) of Regulation M-A require that you describe all material terms of the offer, including the type and amount of consideration to be given to holders. Because the metrics to be used to determine the value of the LTIP Award have yet to be determined, it is unclear to the Staff how your offer complies with Item 1004(a)(2) of Regulation M-A, Rule 14e-1(b) and the general anti-fraud provisions of Section 14(e). Please advise or substantially expand your disclosure to explain how investors will determine the value they will receive as a result of the offer.

Response: In response to the above comment, the Company has revised the disclosure in the Schedule TO. Please note that we believe the revised disclosure clearly states that the minimum amount is the only amount that offerees should anticipate to receive from the LTIP Award and that any cash awarded in excess of such minimum amount should be solely considered a compensation decision out of the offerees’ control.

7.	In addition, it is unclear that you have provided a description of securities being offered consistent with the Instruction to Item 1004(a) and Item 202(c) of Regulation S-K.

Response: As we have determined that the LTIP Award is not a security, Item 202(c) of Regulation K should not apply. In any event, the Company has revised the disclosure in the Schedule TO to clarify the type and amount of consideration that is being offered.

8.
We note that throughout your offer to purchase you refer to the SCA Plan in order to define terms required to understand your proposed transaction. Exhibit (d)(3) to the Schedule TO is only a “Form of” plan. Please clarify how you intend to satisfy your Item 1004(a) of Regulation M-A obligation to describe the material terms of the transaction absent a final version of the Plan.

Response: In response to the above comment, the Company will revise the disclosure to clarify that the SCA Plan, when implemented, will not be changed from the Form of SCA Plan filed as Exhibit (d)(3) to the Schedule TO.

Item 7

9.	The sections you incorporate by reference do not include disclosure indicating how and by whom the LTIP Awards will ultimately be paid. Please revise accordingly.

Response: In response to the above comment, the Company will revise the disclosure in the Schedule TO to clarify that the Company will cause SCA to become contractually obligated to fund the LTIP Award.

Item 10

10.	As the offer is not for cash, it appears to the staff that the financial statements of both SCA and XL would be material to an investment decision. Please provide the required information.

Response: Please note that in response to Comment 17, the Company will revise the disclosure in the Schedule TO to include the requested financial statements.

Offer to Purchase

Acceptance for Exchange, page 11

11.	We note your discussion prompt “acceptance.” Please revise your disclosure to discuss your prompt payment obligation. Refer to Rule 13e-4(5).

Response: We respectfully are of the opinion that the appropriate characterization of the consideration being paid to tendering employees pursuant to the Offer is a contractual right and that the “prompt payment” obligation of Rule 13e-4(f)(5) is satisfied because such contractual right is received by the tenderer at the time of acceptance. We note that the LTIP Award is an irrevocable obligation of SCA. The vesting feature of the LTIP award is similar to option grants for which the SEC has consistently granted exemptive relief where certain options were issued as consideration in tender offers conducted for compensatory purposes. See, e.g., Look Smart, Ltd., SEC No Action Letter, (Available March 20, 2001); Digimarc Corporation, SEC No Action Letter (Available March 16, 2001); Amazon.com, Inc., Ltd., SEC No Action Letter, (Available Feb. 28, 2001); Lante Corporation, SEC No Action Letter (Available Feb. 9, 2001). The LTIP Award vests upon the fulfillment condition of the offeree’s continued employment with SCA. As in the Martha Stewart Letter in which the SEC also granted enforcement relief on the prompt payment issue, the fact that it is a term of the contractual right that a cash bonus will be paid only upon the expiration of a vesting period should not raise any issue under Rule 13e-4(f)(5).

In the context of tender offers conducted primarily for compensatory purposes, the Staff has often granted exemptive relief from the requirements of Rule 13e-4 where requiring compliance otherwise would frustrate the valid business purpose for conducting the tender offer. See Microsoft Corporation, SEC No-Action Letter (October 15, 2003). The Company is conducting the Offer for compensatory purposes to more directly reward the SCA employees for their contributions to SCA rather than indirectly reward them for such contributions through incentive plans offered by SCA’s parent and to provide further incentives to SCA employees to remain employed with SCA. As in the Martha Stewart Letter, the vesting feature of the LTIP Award is an essential element of the transaction as a central purpose of the Offer is to provide incentives to SCA employees to maintain their employment with SCA during the vesting period. Based on the similarity of the compensatory purposes of the Offer and the Special Bonus Right described in the Martha Stewart Letter, we believe it is appropriate to afford the same relief that was granted to Martha Stewart.

Conditions for Completion of the Offer, page 12

12.
The last offer condition in paragraph is extremely broad and vaguely drafted. It allows you to terminate the offer if any change occurs that is or may be material. While we have permitted offer conditions premised on the existence of a material adverse change, which is somewhat of a term of art, your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this condition.

Response: In response to the above comment, the Company will include an appropriately constrained material adverse change condition.

13.	We note your statement that you “may assert one or more of them in our discretion regardless of the circumstances giving rise to them prior to the expiration of the of-

fer.” It is the our position that a tender offer can be subject to conditions only where the conditions are based on objective criteria, and the conditions are not within the bidder’s control. If the conditions are not objective and are within your control (e.g., the offer may be terminated for any reason or may be extended indefinitely), we believe the offer would be illusory and may constitute a “fraudulent, deceptive or manipulative” practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

Response: In response to the above comment, the Company will delete this statement from the Schedule TO. See above.

14.
We note your statement that you “reserve the absolute right to waive any conditions of the exchange offer.” Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well.

Response: In response to the above comment, the Company will revise the disclosure in the Schedule TO to clarify that waivers of conditions will only be exercised with respect to all tenders.

15.
The last paragraph of this section contains language suggesting that once a condition is triggered, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

Response: The Company hereby confirms its understanding that, when a condition is triggered, the Company’s decision to proceed with the Offer will be deemed to constitute a waiver of the triggered condition.

16.
We note your statement that your determinations “will be final, conclusive and binding.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final, conclusively and binding in such matters.

Response: In response to the above comment, the Company will delete the statement in the Schedule TO.

Additional Information, page 16

17.
We note that you have incorporated by reference XL’s financial statements in its annual report on Form 10-K for the year ended December 31, 2003 and the unaudited financial statements included in its quarterly report on Form 10-Q for the quarter ended March 31, 2004. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to options holders the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in your offer materials. Advise how this new information will be disseminated to security holders.

Response: In response to the above comment, the Company will revise the disclosure in the Schedule TO to include the Company’s summary financial statements.

18.
You state that you incorporate by reference any further filings until the date of expiration. Please advise us of your authority for such “forward” incorporation by reference. We note that Schedule TO does not expressly authorize forward incorporation by reference; in fact, the tender offer rules, including Rule 13e-4(c)(3), mandate that new material information be provided in an amended Schedule TO. Please revise as appropriate.

Response: In response to the above comment, the Company will delete the statement that it incorporates by reference any further filings until the date of expiration. The Company will instead include any future material information in amendments to the Schedule TO.

Forward Looking Statements, page 17

19.
Delete the reference to the PSLRA or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer. We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response: In response to the above comment, the Company will delete the reference to the PSLRA in the Schedule TO. Please see “Forward Looking Statements”.

20.
Delete the statement that you assume no obligation to update forward-looking information. In the alternative, explain how this position is consonant with your disclosure obligations. See Rule 13e-4(e)(3).

Response: In response to the above comment, the Company will revise the disclosure in the Schedule TO to delete the statement that the Company’ assumes no obligation to update forward looking information. Please see “Forward Looking Statements”.

The Company has authorized us to acknowledge on its behalf that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing to which this response letter relates, (2) staff comments or changes in response to staff comments in the disclosure in the filing to which this response relates do not foreclose the Commission from taking any action with respect to such filing and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the Schedule TO may be directed to the undersigned at (212) 701-3412 or to Anthony Lopez at (212) 701-3034.

Sincerely,

/s/ Michael A. Becker
Michael A. Becker

cc:	Anthony A. Lopez III, Esq.
                Paul S. Giordano

Annex I

Annex to the Letter

However, in the event that the Staff determines that the LTIP Award is a security, it should nonetheless not be integrated with the SCA’s registered public offering. The following five factors are used to determine whether separate offerings should be integrated: (1) whether the different offerings are part of a single plan of financing, (2) whether the offerings involve issuance of the same class of security, (3) whether the offerings are made at or about the same time, (4) whether the same type of consideration is to be received, and (5) whether the offerings are made for the same general purpose. See Securities Act Release No. 33-4552 (Nov. 6, 1962).

As discussed in more detail below, we believe that the dispositive factors for why the Offer should not be integrated with the initial public offering are that the Offer and the SCA initial public offering are not part of a single plan of financing, do not involve the same class of security (even if the LTIP Award is viewed as such) and involve different types of consideration and have different general purposes.

•	Are the transactions in question part of a single plan of financing?

Our review of no-action letters dealing with the single plan of financing issue indicates that a single plan of financing may be deemed to be present where the offerings in question were for the purpose of raising capital and the use of proceeds of the offerings were similar. We have concluded that the Offer and the initial public offering are not part of a single plan of financing for the following reasons: (a) the LTIP Award is not intended to raise capital but is being offered for compensatory reasons by XL Capital Ltd to SCA’s employees and, therefore, is not a “financing” as that term is generally understood and (b) the use of proceeds is different in that there are no proceeds to SCA as a result of the offering of the LTIP Award while the proceeds from the initial public offering will be used to fund the capital of SCA’s insurance and reinsurance subsidiaries to support future growth in their respective businesses and for other general corporate purposes.

•	Do the two transactions in question involve the same class of security?

While we maintain that the LTIP Award is not a security, if it were to be construed as a security, the LTIP Award and the initial public offering of the SCA’s common stock would not involve the same class of security. The common stock to be issued in the initial public offering is an equity security representing an ownership interest in SCA, while the LTIP Award is a contractual right to receive a future cash payment. We believe that this fundamental difference in the nature of the securities offered is a critical factor in determining that the initial public offering and the Offer should not be integrated.

•	Are the offerings made at or about the same time?

We acknowledge that the Offer and the initial public offering may be made at about the same time, although we believe that this fact is not dispositive of whether the transactions should be integrated. It is anticipated that the Offer will be completed close in time to the initial public offering. The timing of the initial public offering of the Company’s common stock will depend upon SCA’s registration statement being declared effective by the Commission. Nonetheless, we believe that the fact that the offerings may be made at about the same time is not dispositive of whether the transactions should be integrated.

•	Will the same type of consideration be received in the two transactions in question?

As discussed above with respect to the single plan of financing requirement, the Offer and the initial public offering do not involve the same type of consideration. SCA will not receive any compensation for the Offer while the consideration to be received in the initial public offering will be cash.

•	Are the general purposes of the two transactions different?

The general purposes of the LTIP Award and the initial public offering are different. The purpose of the LTIP Award is to compensate employees for their service to SCA. On the other hand, the primary purpose of the initial public offering is to raise funds to be used to fund the capital of SCA’s insurance and reinsurance subsidiaries to support future growth in their respective businesses and for other general corporate purposes.